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OUTSOURCING SERVICES GROUP, INC.
STATEMENT OF COMPUTATION OF BASIC AND DILUTED
NET LOSS PER SHARE
(Unaudited)
(Dollars in thousands, except per share data)

Exhibit 11.

	Six Months Ended
	June 30, 2001	July 1, 2000
Basic loss per share:
Net loss attributable to common stockholders	$(79)	$(742)

Weighted average number of outstanding common shares	3,373,824	3,441,983

Basic loss per share	$(0.02)	$(0.22)

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OUTSOURCING SERVICES GROUP, INC. STATEMENT OF COMPUTATION OF BASIC AND DILUTED NET LOSS PER SHARE (Unaudited) (Dollars in thousands, except per share data)